FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 14, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 22, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it sold a total of 1,000,000 million shares of its position in International Tower Hill Mines Ltd. (“ITH”) in order to recoup its initial cash investment in ITH.

Item 5.	Full Description of Material Change

The Issuer reports that it has sold, through the facilities of the TSX Venture Exchange, a total of 1,000,000 million shares of its position in International Tower Hill Mines Ltd. (“ITH”).  The transactions took place on December 14, 2006.  The Issuer sold this block of shares in order recoup its initial cash investment in ITH and intends to use the proceeds from this sale to fund its own ongoing exploration programs.  The net amount received was $2,378,236.00.  The Issuer continues to hold 3,000,000 million common shares (representing approximately 9.96%) and 2,000,000 warrants in ITH.  The Issuer does not intend to further dilute its position in ITH.

For further details on the Issuer readers are referred to the Issuer’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488 Ext. 222

Item 9.	Date of Report

December 28, 2006